United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Vale announces global offering
Rio de Janeiro, July 3, 2008 — Companhia Vale do Rio Doce (Vale) announces that, subject to market conditions and receipt of final approval from the Brazilian securities regulator (Comissão de Valores Mobiliários), it plans to launch a global offering of up to 256,926,766 common shares and 164,402,799 preferred shares (not including any exercise of the underwriters’ over-allotment option) on or about July 4, 2008. The global offering will consist of a registered offering in Brazil and an international offering, which will include a registered offering in the United States. Investors in the international offering may elect to receive their shares in the form of American Depositary Shares (ADSs). The closings of the Brazilian offering and the international offering will be conditioned upon each other. Further information about the offers will be contained in the offering documents.
Existing shareholders of Vale that are resident in Brazil will have the right to subscribe for shares in the Brazilian offering on a priority basis. Our principal shareholder, Valepar, has decided to subscribe the number of common shares required to maintain its proportionate interest in our common shares following our capital increase.
As previously announced, Vale will use the net proceeds of this offering for general corporate purposes, which may include financing its program of organic growth based on its US$59 billion investment plan, strategic acquisitions and increased financial flexibility.
In connection with this offering, Vale has applied to list and trade its common and preferred ADSs on Euronext Paris. Vale’s common shares and preferred shares are listed on the São Paulo Stock Exchange, and its common ADSs and the preferred ADSs are listed on The New York Stock Exchange.
Credit Suisse Securities (USA) LLC is acting as lead underwriter.
Vale has an effective registration statement on file with the U.S. Securities and Exchange Commission. If the offering proceeds, copies of the preliminary prospectus supplement for the international offering, when available, may be obtained from Credit Suisse Prospectus Department, One Madison Avenue, New York, NY, 10010, +1 800 221 1037, or by visiting EDGAR on the SEC Web site at www.sec.gov. Before you invest, you should read the preliminary prospectus supplement and other documents that Vale has filed and will file with the SEC for more complete information about Vale and the offering.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
	By:	/s/ Roberto Castello Branco
Date: July 3, 2008		Roberto Castello Branco
Director of Investor Relations